

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2014

Via E-mail
Mr. Paul McFeeters
Chief Financial Officer and Chief Administrative Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario, Canada N2L 0A1

      Re: **Open Text Corporation**
              Form 10-K for the Fiscal Year Ended June 30, 2013
              Filed August 1, 2013
              File No. 000-27544

Dear Mr. McFeeters:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Craig Wilson

                    Craig Wilson
                    Sr. Assistant Chief Accountant